UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

Riverside Park Associates Limited Partnership
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
NONE
(CUSIP Number)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
Colorado Center, Tower Two
2000 South Colorado Boulevard, Suite 2-1000
Denver, Colorado 80222
(303) 757-8101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5000
October 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE	SCHEDULE 13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		221.59 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

221.59 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

221.59 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	NONE	SCHEDULE 13D	Page	3	of	9

1	NAMES OF REPORTING PERSONS: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		221.59 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

221.59 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

221.59 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	NONE	SCHEDULE 13D	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Apartment Investment and Management Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-129577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		200.66 Units

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		221.59 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200.66 Units

WITH	10	SHARED DISPOSITIVE POWER:

221.59 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

422.25 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

74.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     This Amendment No. 17 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“Aimco Properties”), AIMCO-GP, Inc., and Apartment Investment and Management Company.
Item 3. Source and Amount of Funds and Other Consideration.
     Item 3 is hereby supplemented by the addition of the following information:
     This Amendment is being filed after the conclusion of the tender offer by Aimco Properties to purchase units of limited partnership interest (“Units”) of Riverside Park Associates Limited Partnership, a Delaware limited partnership (the “Partnership”), at a price of $64,429 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated October 26, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as may be supplemented or amended from time to time, the “Offer”).
     At midnight, New York City time, on November 7, 2007, the Offer expired pursuant to its terms. A total of 38.84 Units, representing approximately 6.86% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. Aimco Properties has accepted for payment all of those Units. The Units were purchased with cash on hand.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) - (b): The information in lines 7 through 11 and 13 of each Reporting Person’s cover page in this Amendment is incorporated herein by reference.
     (c): Not applicable.
     (d): No other person is known to have the right to receive or the power to direct the receipt of distributions from, or any proceeds from the sale of, the Units beneficially owned by the Reporting Persons.
     (e): Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit (a)	Joint Filing Agreement, dated November 13, 2007, by and among Apartment Investment and Management Company, AIMCO-GP, Inc., and AIMCO Properties, L.P. (filed herewith).
Page 6 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2007 (Date) AIMCO PROPERTIES, L.P. By: AIMCO-GP, INC. its General Partner
By:	/s/ Martha Long
Martha Long
Senior Vice President

AIMCO-GP, INC.
By:	/s/ Martha Long
Martha Long
Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha Long
Martha Long
Senior Vice President

Page 7 of 9 Pages

ANNEX I
OFFICERS AND DIRECTORS
Executive Officers
     The names and positions of the executive officers of Apartment Investment and Management Company (“Aimco”) and AIMCO-GP, Inc. (“Aimco-GP”) are set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP. Unless otherwise indicated, the business address of each executive officer is Aimco’s business address: 4582 South Ulster Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco

Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco

Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco

Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco

Miles Cortez	Executive Vice President, General Counsel and Secretary of Aimco

Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco

Lance J. Graber	Executive Vice President — Aimco Capital Transactions, East of Aimco

Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco

James G. Purvis	Executive Vice President — Human Resources of Aimco

David Robertson	Executive Vice President, President and Chief Executive Officer — Aimco Capital of Aimco

Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco

Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco

Martha L. Long	Senior Vice President — Partnership Transactions of Aimco
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602
Page 8 of 9 Pages

Directors
     The name, business address and present principal occupation of each of the directors of Aimco are set forth below. The directors of Aimco-GP are Terry Considine and Thomas M. Herzog. Information relating to Mr. Herzog is set forth above. Each director is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine 4582 South Ulster Parkway, Suite 1100	Chairman of the Board, Chief Executive Officer and President of Aimco
Denver, Colorado 80237

James N. Bailey	Senior Managing Director and Treasurer of Cambridge
Cambridge Associates, Inc.	Associates, LLC, an investment consulting firm.
1 Winthrop Square,
Suite 500
Boston, MA 02110

Richard S. Ellwood	Retired
12 Auldwood Lane
Rumson, NJ 07660

J. Landis Martin	Founder of Platte River Ventures LLC, a private equity firm.
199 Broadway
Suite 4300
Denver, CO 80202

Thomas L. Rhodes	Chairman and President of National Review magazine.
215 Lexington Avenue
4th Floor
New York, NY 10016

Michael A. Stein 22021 20th Avenue SE	Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company.
Bothell, WA 98021
Page 9 of 9 Pages

Exhibit (a)
JOINT FILING AGREEMENT
     The undersigned hereby agree that Amendment No. 17 to the Statement on Schedule 13D relating to units of limited partnership interest in Riverside Park Associates Limited Partnership, filed by the undersigned, and all further amendments to such Statement on Schedule 13D, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: November 13, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha Long
Martha Long
Senior Vice President

AIMCO-GP, INC.
By:	/s/ Martha Long
Martha Long
Senior Vice President

AIMCO PROPERTIES, L.P. By: AIMCO-GP, INC. (General Partner)
By:	/s/ Martha Long
Martha Long
Senior Vice President